October 23, 2006
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Mr. Jeffrey Shady
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 4561
Washington, D.C.  20549

Re:      American Business Holdings Inc.
Amendment No. 4 to Registration Statement on Form SB-2
File No. 333-132429
Filed on October 6, 2006

Dear Mr. Shady:

We represent American Business Holdings, Inc. (the “Company”).  We are in receipt of your letter dated October 18, 2006 regarding the above referenced filing and the following sets forth the Company’s responses thereto:

Financial Statements

Note 1. Summary of Significant Accounting Policies

Concentrations of Risk

1.                  We note your revisions related to prior comment 4.  Please amend your disclosure to disclose the total amount of revenues derived from each customer that represents 10% or more of total sales.  Refer to paragraph 39 of SFAS 131.

Answer:      The disclosure has been amended to disclose the total amount of revenues derived from each customer that represents 10% or more of total sales.

Part II

Undertakings, page II-3

2.                  Please remove the undertakings that are not applicable to the proposed offering.  We refer, for example, to undertaking 4 that applies only to primary offerings and the undertaking that references Rule 430B.  Please remove these undertakings.

Answer:      The undertakings have been revised to remove the undertakings that are not applicable to the proposed offering.

Very truly yours,

ANSLOW & JACLIN, LLP

By:  /s/  Gregg E. Jaclin
            GREGG E. JACLIN